4 1 NYSE 0001103170 5mfz*tym Officer Spherion Corporation 914536 36-3536544 10/07/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Hallman, Cinda A. (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Day/Year 10/07/2002 5. If Amendment, Date of Original (Month/Day/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) President/CEO/Director 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
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---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
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---------------------- Incentive Stock Option (Right 10/04/02
Common Stock 17,543.0000 17,543.0000 D Direct to buy) Non-Qualified Stock Option 10/04/02 Common Stock 282,457.0000 282,457.0000 D Direct (Right to buy) Explanation of Responses:
(1) Stock options granted 10/4/02 are exercisable commencing 10/4/03 on a cumulative basis as follows: 1/3 on 10/4/03; 1/3 on 10/4/04; 1 /3 on 10/4/05.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
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--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
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Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
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------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
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Incentive Stock Option (Right $5.7000 10/04/02 A 17,543.0000 (1)
10/04/03 10/04/12 to buy) Non-Qualified Stock Option $5.7000 10/04/02 A 282,457.0000 (1) 10/04/03 10/04/12 (Right to buy)

SIGNATURE OF REPORTING PERSON /S/ Hallman, Cinda A. DATE 10/08/02